E.D.

19006470

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Callaway Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway Suite 950
(No. and Street)

Houston	TX	77098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Dembski 954-707-0586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Maria Dembski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Callaway Financial Services, Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHYENNE MEYERS
Notary Public, State of Texas
Comm. Expires 06-26-2022
Notary ID 131619462

Signature

Maria Dembski, CFO

Title

02/15/19

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of

Callaway Financial Services Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Callaway Financial Services Inc as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the 2018 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Callaway Financial Services Inc as of December 31, 2018 and the results of its operations and its cash flows for the 2018 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Callaway Financial Services Inc's management. Our responsibility is to express an opinion on Callaway Financial Services Inc financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Callaway Financial Services Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I on the pages 11-12 has been subjected to audit procedures performed in conjunction with the audit of Callaway Financial Services Inc financial statements. The supplemental information is the responsibility of Callaway Financial Services Inc management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

Jennifer

We have served as Callaway Financial Services Inc's auditor since 2019.

Sugar Land, Texas

Feb 22, 2019

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2018

ASSETS	
Cash	$ 31,675
Commission and Other Receivable	2,821
Prepaid expenses	5,055
Clearing deposit	35,162
TOTAL ASSETS	$ 74,713
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 100
Commissions payable	$ 2,831
Other Liability	1,100
TOTAL LIABILITIES	4,031
Stockholder's Equity	
Common stock, 100,000,000 shares authorized with $.01 par value, 20,000 shares issued and outstanding	200
Additional paid-in capital	76,785
Accumulated deficit	(26,702)
Net Income	20,399
TOTAL STOCKHOLDER'S EQUITY	70,682
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 74,713

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Income
December 31, 2018

Revenue	
Securities commissions	$ 271,255
TOTAL REVENUE	271,255
Expenses	
Compensation and related costs	153,478
Clearing charges and fees	69,344
Communications	3,755
Professional fees	9,552
Regulatory fees	11,734
Other expenses	2,993
TOTAL EXPENSES	250,856
Net gain before income taxes	20,399
Income taxes	-
NET GAIN	$ 20,399

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2017	20,000	$ 200	$ 66,785	$ (26,702)	$ 40,283
			$ 10,000		$ 10,000
Net Gain				$ 20,399	$ 20,399
Balances at December 31, 2018	20,000	200	$ 76,785	$ (6,303)	$ 70,682

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended December 31, 2018

OPERATING ACTIVITIES	
Net Income	20,399.32
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1200 · Accounts Receivable:Broker/Dealer	9,440.85
1200 · Accounts Receivable:Non Customer	90.00
1450 - Prepaid Item	-219.60
1310 · Clearing Deposit (First SW Co)	-113.40
1311 · IB #I2368468 (Trading Account)	-10,026.34
1311 · IB #I2368468 (Trading Account):Interest Accrued Re	-1,928.16
1311.1 · IB #U2368469 (Deposit Acct)	-17,552.23
1320 · FINRA Daily Account	244.91
1400 · Error Account	22.00
2000 · Accounts Payable	-1,365.00
2010 · Accruals	938.00
2020 · Commission Payable	-1,887.47
2040 · Payroll Taxes Payable:2043 · SUTA Payable	162.00
Net cash provided by Operating Activities	-1,795.12
FINANCING ACTIVITIES	
3010 · Additional Paid in Capital	10,000.00
Net cash provided by Financing Activities	10,000.00
	8,204.88
	5,917.66
	14,122.54

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Callaway Financial Services, Inc. (the Company) was organized in January 2000 as a Texas corporation. The Company is a subsidiary of CFS Holdings, Inc., an S corporation, (Parent) owning five percent (5%) of the Company, and MDX Holdings Inc., an S corporation, (Parent) owning ninety-five percent (95%) of the Company.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a general securities broker-dealer whose customers consist primarily of individuals and retirement plans located in Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $65,435.29 which was $60,435.29, in excess of its required net capital of $5,000. The Company's net capital ratio was .06 to 1.

Note 3 - Transactions with Clearing Broker-Dealer

The Company has agreements with multiple clearing broker-dealers (Hilltop Securities, Inc. and Interactive Brokers) to provide clearing, execution and other related securities services. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company.

The clearing agreement with Hilltop Securities includes a monthly minimum clearing and execution fee of $2,500 per month. The agreement also requires the Company to maintain a minimum of $25,000 in a deposit account with the clearing broker-dealer.

The clearing agreement with Interactive Brokers includes a monthly minimum clearing and execution fee of $2,000 per month. The agreement also requires the Company to maintain a minimum of $10,000 in a deposit account with the clearing broker-dealer for a period of 1 year. That period expires on March 1, 2019.

Note 4 - Related Party Transactions / Economic Dependency / Concentrations

The Company and its Parent Companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company has a Services Agreement (Agreement) with its Parent MDX Holdings Inc. The Agreement is for a one year term, automatically renewed on a year to year basis unless terminated by any of the parties on 30 days notice prior to expiration of an annual term. Under the Agreement, the Parent is to provide office facilities, personal property and support services, with rent for the office space. The Parent issues monthly invoice to the Company that represents the Company's allocable share of services provided by the Parent. Net services allocation – Parent, incurred and paid, totaled $2,291 under this Agreement for the period ending December 31, 2018.

The Company has two Parent companies, with owners of both being registered securities representatives of the Company.

CFS Holdings Inc. is a Parent Company, and its sole shareholder is a registered securities representative and officer of the Company.

MDX Holdings Inc. is a Parent Company, and one of its shareholders is a producing registered securities representative and officer of the Company.
The other shareholder is the Chief Compliance Officer and FINOP of the Company, but is not a producing representative.

Note 5 - Income Taxes

The Company made a profit of $20,399 for the year. The Company has a net operating loss carryforward of approximately $47,580 which is available to offset future taxable income and creates a deferred tax asset of approximately $27,181 which is fully reserved with a valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

As of December 31, 2018, open Federal tax years subject to examination include the tax years ended December 31, 2015 through December 31, 2017.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commissions receivable and a clearing deposit due from and held by its clearing broker-dealer of $893 and $35,162, respectively, totaling $36,055, which represents approximately 48% of the Company's total assets.

Note 7 - Commitments and Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2018, through February 22, 2019 the date the financial statements were available to be issued.

Schedule I

CALLAWAY FINANCIAL SERVICES, INC.
Supplemental Information Pursuant to Rule 17a-5
December 31, 2018

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 70,682
Deductions / charges	
Non-allowable assets:	
Commissions receivable	192
Commission receivable from non-customer	-
Prepaid expenses	5,055
Total deductions / charges	5,247
Net capital before haircuts on securities positions	65,435
Haircuts on securities:	-
Net Capital	$ 65,435
Aggregate indebtedness	
Accounts Payable	100
commission payable	2,831
Other Current Liability	$ 1,100
Total aggregate indebtedness	$ 4,031
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 60,435
Ratio of aggregate indebtedness to net capital	.06 to 1

Reconciliation of Computation of Net Capital
The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by Callaway Financial Services, Inc. on form X-17A-5. Accordingly, no reconcilation is deemed necessary.

See accompanying report of independent registered public accounting firm.

Schedule I, continued

CALLAWAY FINANCIAL SERVICES, INC.
Supplemental Information Pursuant to Rule 17a-5
December 31, 2018

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of the Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating Revenues are less than $500,000.

See accompanying report of independent registered public accounting firm.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Callaway Financial Services Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Callaway Financial Services Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Callaway Financial Services Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Callaway Financial Services Inc stated that Callaway Financial Services Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Callaway Financial Services Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Callaway Financial Services Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 22, 2019

Callaway Financial Services Inc.

Callaway Financial Services, Inc.
Exemption Report

Callaway Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception

Callaway Financial Services, Inc.

I, Maria Dembski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Maria Dembski, CFO

February 22, 2019

3700 Buffalo Speedway, Suite 950
Houston, Texas 77098 Member FINRA/SIPC phone: (954) 707-0586